Exhibit 12.1
Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year-ended December 31,
		2004	2003	2002	2001
(dollars in thousands)	2005	(restated)	(restated)	(restated)	(restated)

Earnings
Income before assessments and cumulative effect of change in accounting principle	$261,130	$152,015	$93,496	$(36,706)	$130,988
Fixed charges	2,143,056	1,084,230	916,497	1,085,232	1,756,912

Earnings available for fixed charges	2,404,186	1,236,245	1,009,993	1,048,526	1,887,900

Fixed charges
Interest expense	2,142,256	1,083,502	915,842	1,084,593	1,756,211
Interest portion of net rent expense(1)	800	728	655	639	701

Total fixed charges	$2,143,056	$1,084,230	$916,497	$1,085,232	$1,756,912

Ratio of earnings to fixed charges	1.12	1.14	1.10	(A)	1.07

(A)	Due to the Bank’s loss in 2002, the ratio coverage was less than 1:1. The Bank must generate additional earnings of $37 million to achieve a coverage of 1:1.

Note: (1) Represents one-third (the proportion deemed representative of the interest portion) of rent expense

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